[Sherwin-Williams Logo]

The Sherwin-Williams Company

101 Prospect Avenue, N.W.

Cleveland, Ohio 44115

Phone: (216) 566-2200

Louis E. Stellato

Vice President, General Counsel

and Secretary

April 22, 2004

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application to withdraw Registration Statement on Form S-3 of

The Sherwin-Williams Company, File Number 333-110562

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The Sherwin-Williams Company (the “Company”) hereby requests that its Registration Statement on Form S-3, originally filed on November 18, 2003, File No. 333-110562, as amended, together with all exhibits thereto (collectively, the “Registration Statement”) be withdrawn and that an order of the Securities and Exchange Commission (the “Commission”) granting such withdrawal be issued.

The Company has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement at this time. No shares of the Company’s Common Stock have been or will be offered or sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fees due for a subsequent filing.

United States Securities and Exchange Commission

April 22, 2004

Please forward copies of the order consenting to withdrawal of the Registration Statement to Steve Perisutti at 101 Prospect Avenue, N.W., Cleveland, OH 44115-1075. If you have any questions regarding the foregoing application for withdrawal, please contact Steve at (216) 566-2543.

Very truly yours,

/S/    L.E. STELLATO